Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings:
Pre-tax earnings	$189,273	$181,392	$567,251	$563,075
Fixed charges	21,812	15,682	56,412	46,586

Earnings before fixed charges	$211,085	$197,074	$623,663	$609,661

Fixed charges:
Interest expense*	$21,437	$15,281	$55,065	$45,367
Estimated interest factor of rental expense	375	401	1,347	1,219

Total fixed charges	$21,812	$15,682	$56,412	$46,586

Ratio of earnings to fixed charges	9.7	12.6	11.1	13.1

Earnings before fixed charges	$211,085	$197,074	$623,663	$609,661
Interest credited for deposit products	15,305	15,820	46,059	47,274

Adjusted earnings before fixed charges	$226,390	$212,894	$669,722	$656,935

Fixed charges	$21,812	$15,682	$56,412	$46,586
Interest credited for deposit products	15,305	15,820	46,059	47,274

Adjusted fixed charges	$37,117	$31,502	$102,471	$93,860

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.1	6.8	6.5	7.0

Rental expense	$1,135	$1,216	$4,082	$3,694

Estimated interest factor of rental expense (33%)	$375	$401	$1,347	$1,219

*	There was no interest capitalized in any period indicated.